UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): __Form 10-K __Form 20-F __Form 11-K xxForm 10-Q __Form
N-SAR

                  For Period Ended:   08/31/00
                  __Transition Report on Form 10-K
                  __Transition Report on Form 20-F
                  __Transition Report on Form 11-K
                  __Transition Report on Form 10-Q
                  __Transition Report on Form  N-SAR
                  For the Transition Period Ended:
_________________________________________________________________
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_________________________________________________________________
PART I--REGISTRANT INFORMATION___________________________________
Full Name of Registrant____ Wyoming Oil & Minerals, Inc.
Former Name if Applicable

Address of Principal Executive Office   330 South Center, Suite 419

City State and Zip Code                 Casper, WY  82601

PART II--RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25b, the following should be completed.(Check box if appropriate)
         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expenses:
  X      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The accountant's statement or other exhibit required
              by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.(Attach Extra Sheets if Needed)
              Accountant cannot provide complete figures by the filing deadline; extension enables Registrant to report accurate figures.

PART IV--OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
    J.C. Bradley or Leah Brauer        (307)              234-9638
             (Name)               (Area Code)        (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
             X Yes   No


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            X Yes   No


                       Wyoming Oil & Minerals, Inc.
               (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    September 13, 2000               By         J.C. Bradley
                                               President

INSTRUCTION: The form may be signed by an executive officer of the registrantor by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                               ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Crime Violation (See 18 U.S.C. 1001).


                           GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of the form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.